Exhibit 99.85

BITZERO HOLDINGS INC.
(FORMERLY WBM CAPITAL CORP.)

Interim Condensed Consolidated Financial Statements
For the three-month

period ended December 31, 2025 and December 31, 2024
(expressed in United States Dollars, unless otherwise stated)

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Table of Contents

For the three-month period ended December 31, 2025 and December 31, 2024

(Unaudited - Expressed in United States Dollars, unless otherwise noted)

Interim Condensed Consolidated Statements of Loss and Comprehensive Loss	3

Interim Condensed Consolidated Statements of Financial Position	4

Interim Condensed Consolidated Statements of Changes in Shareholder's Equity	5

Interim Condensed Consolidated Statements of Cash Flows	6

Notes to the Consolidated Financial Statements	7-37

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Interim condensed consolidated statement of loss and comprehensive loss

For the three-month period ended December 31, 2025 and December 31, 2024

(Unaudited - Expressed in United States Dollars, unless otherwise noted)

	Note	2025	2024
		$	$

Revenue from digital assets mined	6	7,495,738	4,926,371
Direct costs	7	(6,924,878)	(6,062,803)
		570,860	(1,136,432)

Administrative expenses	8	1,149,879	1,286,096
Finance costs	9	3,499,824	127,520
l'v1arketing expenses	10	451,013	275,209
		5,100,716	1,688,825

Operating loss before other items		(4,529,856)	(2,825,257)

Share-based expenses	11	12,708,387	50,000
Foreign exchange (gain) loss		(846,805)	4,524,063
Realized loss (gain) from sale of digital currency	12	21,298	(1,286,430)
Loss on contract settlement			50,440
Gain on derivative financial instruments	21(c),21(d)	(4,328,146)
		7,554,734	3,338,073

Loss before income taxes		(12,084,590)	(6,163,330)

Income tax	13
Net loss		(12,084,590)	(6,163,330)

Revaluation loss (gains) on digital currency	12	328,261	(1,061,402)
(Gain) loss on translation of foreign operations		(316,084)	1,465,752
		12,177	404,350

Total comprehensive loss		(12,096,767)	(6,567,680)

Loss per share
Basic	13	(0.28)	(0.18)
Diluted	13	(0.28)	(0.18)

The accompanying notes form an integral part of these consolidated financial statements	Page 3 of 37

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Interim condensed consolidated statement of financial position

As at December 31, 2025 and September 30, 2025

(Unaudited - Expressed in United States Dollars, unless otherwise noted)

		December 31,	September 30,
	Note	2025	2025
		$	$
ASSETS
Non-current
Property, plant and equipment	18	27,734,514	28,556,661
Construction in progress	16, 18	3,183,568	3,377,689
Right-of-use assets	19	2,937,024
Restricted cash	21(c)	2,000,000	2,000,000
Prepaids and deposits, non-current portion		1,569,524	1,590,551
		37,424,630	35,524,901
Current
Indirect taxes recoverable	17	1,033,369	534,992
Prepaids and deposits		6,234,821	72,035
Accounts receivable	22		380,093
Digital currency	12	1,474,415	753,211
Cash held in trust		2,336,631	2,973,500
Cash and cash equivalents		8,121,992	2,501,986
		19,201,228	7,215,817

TOTAL ASSETS		56,625,858	42,740,718

EQUITY AND LIABILITIES
Equity
Share capital	23	114,390,263	101,014,316
Contributed surplus	12,21(c),21(d)	18,956,519	6,840,775
Debenture reserve	20(c)	54,733	54,733
Accumulated other comprehensive loss		(13,491,462)	(13,479,285)
Accumulated losses		(93,664,418)	(81,579,828)
Total equity		26,245,635	12,850,711

Non-current liabilities
Settlement liability, non-current portion	21(a)	1,276,411	1,641,501
Loans payable, non-current portion	21(c)	6,523,619	14,682,013
Lease liability, non-current portion	21(b)	2,176,446
Convertible promissory note	21(d)	2,556,408
		12,532,884	16,323,514
Current liabilities
Accounts and other payables	20(a),21(a)	7,643,632	7,309,701
Contingent consideration payable	14	1,760,547	1,760,547
Settlement liability, current portion	21(a)	1,218,679	1,222,364
Loans payable, current portion	21(c)	1,865,524	1,554,867
Related party advances	20(a)	148,800	150,794
Convertible debentures	20(c)	1,630,463	1,568,220
Derivative liability	21(b),21(d)	3,579,694
		17,847,339	13,566,493

Total liabilities		30,380,223	29,890,007

TOTAL EQUITY AND LIABILITIES		56,625,858	42,740,718

GOING CONCERN	2(b)
CONTINGENT LIABILITIES	24
SUBSEQUENT EVENTS	27

APPROVED ON BEHALF OF THE BOARD

Mohammed Sa/ah S. Bakhashwain

The accompanying notes form an integral part of these consolidated financial statements	Page 4 of 37

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Interim condensed consolidated statement of changes in shareholders' equity

For the three-month periods ended December 31, 2025 and December 31, 2024

(Unaudited - Expressed in United States Dollars, unless otherwise noted)

	Note	Share capital	Contributed surplus	Debenture reserve	Accumulated other comp-rehensive loss	Accumulated losses	Total equity
		$	$	$	$	$	$

Balance at September 30, 2024		81,662,446	8,193,421	54,733	(11,054,084)	(65,031,486)	13,825,030

Subscriptions	23(a)	4,703,000					4,703,000
Exercised RSUs	11(a)	657,491	(657,491)
Share based expenses	11	50,000					50,000
Total comprehensive loss for the year					404,350	(6,163,330)	(5,758,980)
Balance, at December 31, 2024		87,072,937	7,535,930	54,733	(10,649,734)	(71,194,816)	12,819,050

Balance, at September 30, 2025		101,014,316	6,840,775	54,733	(13,479,285)	(81,579,828)	12,850,711
Share based expenses	11, 20(a)		12,708,387				12,708,387
Exercised RSUs	11, 23(b)	11,453,464	(11,453,464)
Exercised warrants	20(c),21(d)	195,873					195,873
Exercised convertible debt	20(d)	264,018					264,018
Shares issued for services	11, 23(b)	854,885	(842,902)				11,983
Subscriptions	23(a)	607,707					607,707
Issuance of warrants	20(c),20(d),23(d)		11,703,723				11,703,723
Total comprehensive loss for the year					(12,177)	(12,084,590)	(12,096,767)
Balance, at December 31, 2025		114,390,263	18,956,519	54,733	(13,491,462)	(93,664,418)	26,245,635

The accompanying notes form an integral part of these consolidated financial statements	Page 5 of 37

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Interim condensed consolidated statement of cash flows

For the three-month periods ended December 31, 2025 and December 31, 2024

(Unaudited - Expressed in United States Dollars, unless otherwise noted)

	2025	2024
	$	$

CASH FROM (USED IN) OPERATING ACTIVITIES
Net loss for the period	(12,084,590)	(6,163,330)
Adjustment for non-cash items:
Share-based expenses	12,708,387	50,000
Depreciation of property, plant and equipment	2,347,226	3,031,085
Amortization of right-of-use assets	72,218	214,642
Shares issued for services rendered	11,983
Recognition of ROU asset	(3,009,242)
Recognition of lease liability	3,916,032
Interest on long-term debt	3,071,976
Interest on settlement liability	231,223
Interest on convertible debt	62,243	51,002
Equity classification of loan proceeds	(3,332,850)
Interest on lease liability	53,947
Operating cash flow before changes in non-cash working capital	4,048,553	(2,816,601)

Adjustment for non-cash oorking capital:
Indirect taxes recoverable	(498,377)	(766,432)
Prepaids and deposits	(6,141,758)	(1,020,851)
Accounts receivable	380,093	(298,389)
Digital currencies	(7,591,018)	(8,063,461)
Accounts and other payables	333,931	(125,000)
Settlement liability, current portion		594,101
	(9,468,576)	(12,496,633)

CASH (USED IN) FROM INVESTING ACTIVITIES
Purchase of property, plant, and equipment	(1,330,958)	(2,873,792)
Proceeds on sale of digital assets	6,541,553	7,618,905
	5,210,595	4,745,113

CASH FROM (USED IN) FINANCING ACTIVITIES
Issuance of common shares	607,707	4,703,000
Payment of settlement liability	(650,000)
Repayment on long term debt	(350,000)
Loan proceeds received, net	8,245,000
Advance (repayment) of related party balances	(1,994)	131,940
Repayment of lease liability	(1,793,533)	(30,172)
Cash interest paid	(1,111,137)
Convertible promissory note proceeds	3,928,990	917,075
	8,875,033	5,721,843

Net change in cash and cash equivalents	4,617,052	(2,029,677)

Cash held in trust, beginning of period	2,973,500
Cash and cash equivalents, beginning of period	2,501,986	687,226
Effects of exchange rate changes on cash and cash equivalents	366,085	1,726,147
	10,458,623	383,696
Cash held in trust, end of period	2,336,631
Cash and cash equivalents, end of period	8,121,992	383,696

The accompanying notes form an integral part of these consolidated financial statements	Page 6 of 37

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three-month periods ended December 31, 2025 and 2024

(Unaudited - Expressed in United States Dollars, unless otherwise noted)

1.	GENERAL INFORMATION

Bitzero Holdings Inc. (the "Company" or "Bitzero") was incorporated under the Canada Business Corporations Act on August 26, 2006 and was continued into British Columbia under the Business Corporations Act (British Columbia) on June 4, 2024. The Company's head and registered office is located at Suite 1100, One Bentall Centre, 505 Burrard Street, Vancouver, British Columbia V7X 1M5.

Bitzero has cryptocurrency mining activities in Norway, solely focused on the mining of Bitcoin. The business of Bitcoin mining focuses on the utilization of specialized equipment to solve complex computational problems to validate transactions on the Bitcoin blockchain and receiving Bitcoin in return for successful services.

These mining activities are conducted by Exanorth AS ("Exanorth"), a Norwegian limited liability entity that is a wholly owned subsidiary of Bitzero Holdings Inc., which holds a data center in Norway (the "Data Center") for the provision of data processing services for the mining of digital currency.

(a)	Reverse takeover

On November 19, the Company completed a reverse takeover transaction pursuant to the terms of an amalgamation agreement dated November 3, 2025, among WBM Capital Corp. ("WBM"), 1555476 B.C. Ltd. ("155 BC"), a wholly owned subsidiary of WBM, and Bitzero Blockchain Inc. ("Blockchain"). Under the transaction, Blockchain amalgamated with 155 BC to form an amalgamated corporation that become a wholly owned subsidiary of WBM. In connection with the transaction, WBM changed its corporate name to "Bitzero Holdings Inc." and the Company completed a 10-for-1 common share consolidation. All share and per share information presented in these condensed interim financial statements have been adjusted retrospectively to reflect the share consolidation.

2.	BASIS OF PREPARATION

(a)	Statement of compliance

The interim condensed consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards ("IAS") 34 - Interim Financial Reporting prepared using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee ("IFRIC"). These interim condensed consolidated financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2025. These interim condensed consolidated financial statements were approved by the Board of Directors on February 24, 2026.

(b)	Going concern

The directors have, at the time of approving the interim condensed consolidated financial statements, a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis of accounting in preparing the consolidated financial statements.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three-month periods ended December 31, 2025 and 2024

(Unaudited - Expressed in United States Dollars, unless otherwise noted)

2.	BASIS OF PREPARATION (CONT'D)

(b)	Going concern (cont'd)

As at December 31, 2025, the Company had an accumulated deficit of $93,664,418 (2025 - $81,579,828) and has working capital surplus of $1,353,889 (2025 - deficit of $6,350,676). Whether and when the Company can generate sufficient cash flows to pay for its expenditures and settle its obligations as they fall due is uncertain.

To address the going concern risk, the Company continues to seek equity financing alternatives to support ongoing operations, monitor general and administrative expenses compared to budget, and optimize its operating processes. Further details regarding subsequent equity raises are provided in Note 25.

(c)	Basis of consolidation

These interim condensed consolidated financial statements include the accounts of the Company and subsidiaries. Subsidiaries are entities controlled by the Company. The financial transactions of subsidiaries are included in the consolidated financial statements from the date control is obtained. Control occurs when the Company is exposed to, or has the right to, variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee.

lntercompany balances, transactions, income, and expense are eliminated and gains or losses on intercompany transactions are eliminated. Where the Company does not own 100% of the subsidiary or associate, non-controlling interest is classified as a component of equity.

The accounting policies of subsidiaries are the same as those of the Company.

Subsidiary	Ownership at 31-Dec-25	Ownership at 30-Sep-25	Country of incorporation
Bitzero Blockchain Inc.	100%	100%	Canada
Exanorth AS	100%	100%	Norway
Bitzero Inc.	100%	100%	Barbados
Bitzero ND I	100%	100%	United States
Bitzero ND II	100%	100%	United States
Zetanorth AS	100%	100%	Norway
Bitzero Finland Oy	100%	100%	Finland

(d)	Presentation and functional currency

These interim condensed consolidated financial statements are presented in United States Dollars ("$"), which is the Company's functional currency. Foreign operations are included in accordance with the policies set out in Note 5. The functional currency of all subsidiaries is the United States Dollar except for Exanorth and Zetanorth AS, whose functional currency is the Norwegian Krone ("kr") and Bitzero Finland Oy, whose functional currency is the Euro ("€").

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three-month periods ended December 31, 2025 and 2024

(Unaudited - Expressed in United States Dollars, unless otherwise noted)

3.	MATERIAL ACCOUNTING POLICY INFORMATION

(a)	New and revised IFRS Accounting Standards in issue but not yet effective

At the date of authorisation of these consolidated financial statements, the Company has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective for the Company's consolidated financial statements for the periods presented:

IFRS 18: Presentation and Disclosure in Financial Statements

IFRS 18 is a comprehensive new standard on presentation and disclosure that will modify the structure and content of the primary consolidated financial statements and related notes. It is expected to affect presentation and disaggregation, including new defined subtotals in the statement of profit or loss.

Application for IFRS 18 is required for annual reporting periods beginning on or after January 1, 2027. The Company does not intend to early apply IFRS 18 and plans to apply it starting on October 1, 2027.

The Company is in the process of reviewing the impact of IFRS 18 on its consolidated financial statements in future periods.

4.	REVERSE TAKEOVER

On November 19, 2025, the Company completed a reverse takeover transaction (the "Reverse Takeover") pursuant to the terms of an amalgamation agreement dated November 3, 2025, among WBM, 155 BC, a wholly owned subsidiary of WBM, and Blockchain. The Reverse Takeover was completed by way of a triangular amalgamation under the Business Corporations Act (British Columbia) whereby Blockchain amalgamated with 155 BC to form the amalgamated corporation, which became a wholly owned subsidiary of WBM.

(a)	Accounting for the Reverse Takeover

Although WBM is the legal parent, Blockchain is the accounting acquirer because the former shareholders of Blockchain obtained control of the combine entity following completion of the Reverse Takeover. Accordingly, these condensed consolidated interim financial statements are presented as a continuation of Blockchain, and the comparative figures presented are those of Blockchain and its subsidiaries.

The Company determined that WBM did not meet the definition of a business for accounting purposes. As a result, the Reverse Takeover is not accounted for as a business combination. Instead, the transaction is accounted for as a share-based payment in accordance with IFRS 2, whereby Blockchain is deemed to have issued equity instruments in exchange for (i) the identifiable net assets of WBM and (ii) the service of obtaining WBM's public listing status. The excess of the fair value of the deemed equity instruments issued over the fair value of the identifiable net assets acquired is recognized as a listing expense in profit or loss.

As part of the Reverse Takeover, the Company completed a 10-for-1 common share consolidation. All share and per share information presented in these condensed consolidated interim financial statements has been adjusted retrospectively to reflect the share consolidation.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three-month periods ended December 31, 2025 and 2024

(Unaudited - Expressed in United States Dollars, unless otherwise noted)

4.	REVERSE TAKEOVER (CONT'D)

(b)	Deemed consideration and listing expense

For purposes of accounting for the Reverse Takeover, the fair value of the consideration deemed transferred was measured by reference to the fair value of WBM common shares held by WBM's pre-transaction shareholders immediately following completion of the Reverse Takeover. WBM had 250,000 common shares issued and outstanding immediately prior to the Reverse Takeover and issued an additional 4,112,954 common shares prior to completion of the Reverse Takeover to settle indebtedness, resulting in 4,362,954 WBM common shares outstanding.

The fair value of the deemed consideration was calculated as 4,362,954 WBM common shares multiplied by an estimated fair value per share of approximately $0.0355 (USD), resulting in total deemed consideration of $154,886. The Company acquired cash of $11,984 as the identifiable net assets of WBM. WBM accounts payable of $94,068 was settled as part of the transaction steps and was not assumed at the Reverse Takeover date. The excess of the deemed consideration over the identifiable net assets acquired was recognized as a listing expense.

A summary of the consideration and net assets acquired is as follows:

Amount
$

Fair value of deemed consideration (WBM shares)	154,886

Fair value of consideration acquired Cash	11,984
Excess of deemed consideration over net assets acquired	142,902

(c)	Equity presentation

For equity presentation purposes, the consolidated share capital structure reflects that of WBM as the legal parent, while the retained earnings (accumulated deficit) and other reserves reflect those of Blockchain immediately prior to the Reverse Takeover. WBM's pre-combination equity balances do not carry forward in the consolidated financial statements.

5.	OPERATING SEGMENTS

In measuring its performance, the Company does not distinguish or group its operations on a geographical or any other basis and accordingly has a single reportable operating segment. Management has applied judgment by aggregating its operating segments into one single reportable segment for disclosure purposes. Such judgment considers the nature of the operations and an expectation of operating segments within a reportable segment with similar long-term economic characteristics.

The Company's Chief Executive Officer is the chief operating decision-maker and regularly reviews the Company's operations and performance on an aggregate basis. The Company does not have any significant customers or any significant groups of customers.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three-month periods ended December 31, 2025 and 2024

(Unaudited - Expressed in United States Dollars, unless otherwise noted)

5.	OPERATING SEGMENTS (CONT'D)

For the periods ended December 31, 2025 and 2024, the Company presents one reportable operating segment as the entirety of the Company's non-current assets are domiciled in Norway and the entirety of the Company's revenue is generated from its operations in Norway.

While non-operating liabilities and equity financing activities are primarily located in North America, this geographic distinction does not alter the conclusion that the Company has a single reportable segment.

6.	REVENUE

The Company derives its revenue from contracts with customers for the transfer of services. The provision of digital asset mining services are recognized over time.

7.	DIRECT COSTS

	For the 3 months ended 31-Dec-25	For the 3 months ended 31-Dec-24
	$	$

Utilities	3,352,155	2,687,450
Depreciation of property, plant and equipment	2,347,226	3,031,085
Amortization of right-of-use assets	997,039	214,642
Salaries and wages	128,746	65,163
Remote monitoring and support services	72,218	29,388
Small equipment rental	27,494	35,075
	6,924,878	6,062,803

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three-month periods ended December 31, 2025 and 2024

(Unaudited - Expressed in United States Dollars, unless otherwise noted)

8.	ADMINISTRATIVE EXPENSES

	For the 3 months ended	For the 3 months ended
	31-Dec-25	31-Dec-24
	$	$

Legal fees	557,247	594,714
Consulting fees	201,737	387,555
Occupancy costs	117,323	22,037
Travel	110,001	60,032
Professional fees	91,161	111,059
Insurance	36,724	19,256
Subcontracts	21,590	21,247
Office and general	14,096	11,770
Settlements and penalties		58,426
	1,149,879	1,286,096

9.	FINANCE COSTS

	For the 3 months ended	For the 3 months ended
	31-Dec-25	31-Dec-24
	$	$

Interest on loans and other payables	3,157,902	54,495
Bank charges	288,899	2,407
Interest on lease liabilities	53,947	72,172
Finance income	(924)	(1,554)
	3,499,824	127,520

10.	MARKETING EXPENSES

	For the 3 months ended	For the 3 months ended
	31-Dec-25	31-Dec-24
	$	$

Public relations	390,701
rv1arketing and promotion	37,673	250,000
Other	22,639	16,404
Advertising		8,805
	451,013	275,209

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three-month periods ended December 31, 2025 and 2024

(Unaudited - Expressed in United States Dollars, unless otherwise noted)

11.	SHARE-BASED EXPENSES

		For the 3 months	For the 3 months
		ended	ended
	Note	31-Dec-25	31-Dec-24
		$	$

Restricted stock units	(a)	11,344,063
Stock options	23(c)	521,422
Shares issued for services	4, 21(b)	842,902	50,000
		12,708,387	50,000

(a)	Restricted stock units

The Company's 2022 Restricted Share Unit Plan (the "RSU Plan") allows the Company to award restricted share units to officers, employees, directors and consultants of the Company upon such conditions as the Board may establish, including the attainment of performance goals recommended by the Company's compensation committee. RSUs are equity-settled and, upon vesting, are settled through the issuance of common shares of the Company, net of any statutory withholdings, where applicable.

The purchase price for common shares of the Company issuable under each Restricted Share Unit (''RSU") award, if any, shall be established by the Board at its discretion. Common shares issued pursuant to any RSU award may be made subject to vesting conditions based upon the satisfaction of service requirements, conditions, restrictions, time periods or performance goals established by the Board.

The RSUs are recognized as share-based compensation expense over the vesting period which is the lesser of: (i) the occurrence of one of the pre-defined liquidity events in the RSU notice, and (ii) 5 years after the grant date.

In connection with the reverse takeover transaction completed during the period, outstanding RSUs were adjusted to represent rights to receive common shares of the legal parent and were subject to the 10-for-1 consolidation in accordance with the transaction terms.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three-month periods ended December 31, 2025 and 2024

(Unaudited - Expressed in United States Dollars, unless otherwise noted)

11.	SHARE-BASED EXPENSES (CONT'D)

(a)	Restricted stock units (cont'd)

A continuity of RSUs is as follows:

	RSUs	RSUs
	Granted	Vested	Amount
	#	#	$

September 30, 2024	34,596,100	12,571,233	12,842,332
Issued
Vested
Exercised	(3,000,000)	(3,000,000)	(657,491)
	31,596,100	9,571,233	12,184,841
Share consolidation ratio	0.10	0.10	1.00
December 31, 2024	3,159,610	957,123	12,184,841

September 30, 2025	48,476,100	9,571,233	17,255,001
Issued	1,000,000		400,000
Vested		35,654,867
Exercised	(45,226,100)	(45,226,100)	(11,453,464)
	4,250,000		6,201,537
Share consolidation ratio	0.10	0.10	1.00
December 31, 2025	425,000		6,201,538

During the period ended December 31, 2025, share-based compensation expense for the Company's RSUs was $11,344,064 (2024 - nil). The fair value of each share-based payment transactions was estimated on the date of the grant, based on the present value of the underlying equity, with the following weighted-average assumptions:

	Oct 14, 2025

Estimated stock price at time of grant		$0.40
Number of periods to exercise, in years		0.10
Compounded risk-free rate		n/a
Dividend yield		0.00%
Exercise price	$
Volatility		115%
Discount for lack of marketability		0.00%

As at December 31, 2025 a total of 425,000 had vested and were outstanding (2024 - 9,571,233 RSUs on a pre-consolidation basis, equivalent to 957,123 on a post-consolidation basis).

12.	DIGITAL CURRENCY

The Company holds digital currencies, consisting of Bitcoin cryptocurrency, which are accounted for as intangible assets with an indefinite useful life in accordance with IAS 38. The digital currencies are initially recognized at cost and subsequently measured at fair value.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three-month periods ended December 31, 2025 and 2024

(Unaudited - Expressed in United States Dollars, unless otherwise noted)

12.	DIGITAL CURRENCY (CON'TD)

The Company revalues its digital currencies at the end of each reporting period based on their fair value. The fair value is determined using the quoted price in an active market at the reporting date. Any revaluation gain or loss arising from changes in the fair value is recognized in the consolidated statements of loss and comprehensive loss.

The table below reconciles the opening and ending balances of digital assets in USD:

	Coins	Amount
	#	$

Balance, as at September 30, 2024	38.01	2,490,936

Cryptocurrency mined, net of pool mining fees	256.76	25,073,401
Sold	(284.40)	(27,836,486)
Other[1]	(2.76)	(1,254,048)
Foreign exchange adjustment		(3,580)
Realized gain		1,593,273
Revaluation gain		689,715
Balance, as at September 30, 2025	7.61	753,211
Cryptocurrency mined, net of pool mining fees	75.71	7,495,738
Sold	(70.01)	(6,541,553)
Other	4.40	112,983
Foreign exchange adjustment		3,595
Realized gain		(21,298)
Revaluation gain		(328,261)
Balance, as at December 31, 2025	17.71	1,474,415

1In December 2024, a lender paid $917,075 in the form of 9.21 BTC to a supplier on behalf of the Company. In June 2025, the Company repaid the lender $1,254,048 in the form of 11.97 BTC which included interest of $336,973.

13.	INCOME TAX

The Company has assessed its tax position as at September 30, 2025, and for the year then ended. Based on this assessment, the Company has determined that there is no income tax expense for the current reporting period.

The reconciliation of the Canadian statutory income tax rate to the effective tax rate is as follows:

	2025	2024
Net loss before income taxes	(12,084,590)	(6,163,330)
Statutory tax rate	26.5%	26.5%
Statutory income tax recovery	(3,202,416)	(1,633,282)
Non-deductible expenses
Non-taxable income
Tax loss carry forward	(3,202,416)	(1,633,282)
Non-recognition of income tax recovery on losses	3,202,416	1,633,282
Income tax expense

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three-month periods ended December 31, 2025 and 2024

(Unaudited - Expressed in United States Dollars, unless otherwise noted)

13.	INCOME TAX (CONT'D)

The Company performs its income tax reconciliation using the effective income tax rate of the parent, which is 26.5%. The Company's operating subsidiary's effective income tax rate is 22%. A continuity of losses at the parent level is as follows:

Year of losses	Year of expiry	Amount
		$

2021	2041	4,251,671
2022	2042	10,096,810
2023	2043	3,235,798
2024	2044	1,633,282
2025	2045	4,385,311
2026	2046	3,202,416
		26,805,289

The Company recognizes a valuation allowance in the full amount of the tax loss carry forward as at December 31, 2025 and 2024.

In accordance with IAS 12, Income Taxes, the Company recognizes deferred tax assets only when it is probable that sufficient taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits can be utilized. As of the reporting date, the Company concluded that such criteria were not met. Due to the uncertainty regarding the realization of deferred tax assets in future periods, the Company has not recognized any deferred tax assets in the consolidated financial statements.

14.	ACQUISITIONS

(a)	Exanorth AS

On August 6, 2021, the Company entered into an arrangement with a third party to acquire call options on the issued and outstanding shares of Exanorth AS, along with various rights to lease real estate property on which Exanorth AS conducted its operations, for aggregate consideration of $12,556,913. The Company used the Black-Scholes option pricing model to determine the fair value of the call options as follows: exercise prices of €15,504 to €65,804 (15,192 USD to 64,481 USD) per share; the expected volatility of its common shares was set at 20 to 42% using historical volatility of comparable public companies; the risk-free interest rate was set at -0.04 to 0.54% based on the yield available on government benchmark bonds; the expected life was set at 1.1577 to 1.1761 years; and the dividend yield was set at 0%.

Call options on 66% of Exanorth AS were exercised in conjunction with a Share Purchase Agreement and its subsequent amendments dated October 22, 2021 and included transfers of common shares of the Company, deferred cash consideration, settlement of pre-existing loans, and transaction costs, totaling $8,457,415 in aggregate fair market value.

The remaining 34% was acquired by way of execution of a call option on the remaining 102 shares in Exanorth AS on October 29, 2021 which required the Company to pay $2,547,160 prior to February 25, 2022. Considering the short amount of time before execution of the option and the payment of consideration, no discount was applied.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three-month periods ended December 31, 2025 and 2024

(Unaudited - Expressed in United States Dollars, unless otherwise noted)

14.	ACQUISITIONS (CONT'D)

(a)	Exanorth AS (cont'd)

As part of consideration in the acquisition of the 34%, contingent consideration, dependent on future performance of the Company in the public market, was included and presented as a liability. As the contingent consideration would only result in additional cash consideration to be paid in such an event, management concluded that the acquisition of Exanorth AS had completed.

Its fair value was determined to be $1,552,338 based on a third-party valuation report along with management's best estimate of the likelihood of occurrence of said future performance at the reporting date. The contingent consideration was revalued during 2023 to $1,760,547 resulting in a gain of $139,453.

As at December 31, 2025 (2024 - nil), there has been no further change to the fair value of the contingent consideration, as there have been no changes in the underlying circumstances affecting management's previous estimate of fair value.

(b)	Bitzero Finland Oy

On January 23, 2025, the Company purchased 100 shares of Bitzero Finland Oy (formerly Ahold XVIII Oy), domiciled in Finland, representing 100% of issued share capital of the acquiree. The Company's intent is to expand its operations into Finland at a later date.

15.	LOSS PER SHARE

	2025	2024
	$	$

Basic net loss per share
Numerator
Net loss attributable to shareholders	(12,084,590)	(6,163,330)
Denominator
Weighted-average common shares outstanding	43,777,831	33,850,540
Basic net loss per share attributable to shareholders	(0.28)	(0.18)
Diluted net loss per share attributable to shareholders	(0.28)	(0.18)

All per share amounts and weighted-average common shares outstanding have been adjusted retrospectively to reflect the 10-for-1 share consolidation effected during the period.

16.	CONSTRUCTION IN PROGRESS

Construction in progress consists of buildings, utilities and other infrastructure which is in the process of being constructed for use in continuing operations. As at and for the period ended December 31, 2025, these assets have not yet been deployed in the active business, and as such have not been amortized.

Refer to Note 18 for these details.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three-month periods ended December 31, 2025 and 2024

(Unaudited - Expressed in United States Dollars, unless otherwise noted)

17.	INDIRECT TAXES RECOVERABLE

Indirect taxes recoverable consists of all accounts tracking value-added taxes payable and recoverable

	December 31,	September 30,
	2025	2025
	$	$

VAT recoverable	775,523	227,282
GST/HST recoverable	273,055	322,550
Advance tax withholding	(15,209)	(14,840)
	1,033,369	534,992

The VAT recoverable was derived from the business operations of Exanorth. The GST/HST recoverable is derived from the portion of sales taxes paid by Bitzero Blockchain Inc. that are eligible for recovery in connection with its role as a management company providing services to the Company during the period ended December 31, 2025 and 2024.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three-month periods ended December 31, 2025 and 2024

(Unaudited - Expressed in United States Dollars, unless otherwise noted)

18.	PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Private utilities	Technology infrastructure	Mining Equipment	Sub-total	Construction-in-progress	Total
	$	$	$	$	$	$	$	$

COST
Balance, September 30, 2024	452,000	1,399,019	9,478,650	1,155,866	35,960,697	48,446,232	5,100,145	53,546,377
Additions (Note (a))	145,334	184,172	1,237,353	14,297	18,444,624	20,025,780	(1,360,740)	18,665,040
Translation adjustments	38,633	19,717	328,916	3,800	4,903,001	5,294,067	(361,716)	4,932,351
Balance, September 30, 2025	635,967	1,602,908	11,044,919	1,173,963	59,308,322	73,766,079	3,377,689	77,143,768
Additions	1,068,943	64,813	78,525	13,776		1,226,057	(153,356)	1,072,701
Disposals					(432,184)	(432,184)		(432,184)
Translation adjustments	284,150	17,229	20,874	3,662	(114,884)	211,031	(40,765)	170,266
Balance, December 31, 2025	1,989,060	1,684,950	11,144,318	1,191,401	58,761,254	74,770,983	3,183,568	77,954,551

ACCUMULATED AMORTIZATION
Balance, September 30, 2024		575,353	1,334,178	125,978	26,844,237	28,879,746		28,879,746
Additions		74,205	654,719	71,893	10,669,942	11,470,759		11,470,759
Translation adjustments		15,733	138,814	15,243	2,262,249	2,432,039		2,432,039
Balance, September 30, 2025		665,291	2,127,711	213,114	39,776,428	42,782,544		42,782,544
Additions		21,440	211,284	3,800	2,110,702	2,347,226		2,347,226
Translation adjustments		(4,240)	(48,446)	16,484	(483,973)	(520,175)		(520,175)
Balance, December 31, 2025		682,491	2,290,549	233,398	41,403,157	44,609,595		44,609,595

ACCUMULATED IMPAIRMENT
Balance, September 30, 2024		60	217,698	7,835	2,201,281	2,426,874		2,426,874
Balance, September 30, 2025		60	217,698	7,835	2,201,281	2,426,874		2,426,874
Balance, December 31, 2025		60	217,698	7,835	2,201,281	2,426,874		2,426,874

NET BOOK VALUE
Balance, September 30, 2024	452,000	823,606	7,926,774	1,022,053	6,915,179	17,139,612	5,100,145	22,239,757
Balance, September 30, 2025	635,967	937,557	8,699,510	953,014	17,330,613	28,556,661	3,377,689	31,934,350
Balance, December 31, 2025	1,989,060	1,002,399	8,636,071	950,168	15,156,816	27,734,514	3,183,568	30,918,082

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three-month periods ended December 31, 2025 and 2024

(Unaudited - Expressed in United States Dollars, unless otherwise noted)

19.	RIGHT-OF-USE ASSETS

Exanorth AS previously held a right-of-use asset arises from a contract to lease equipment to be deployed and utilized at the data mining center. This right-of-use asset was depreciated using straight-line method from the commencement date of the lease to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term, which is 34 months. This lease was cancelled as part of the settlement agreement with the customer during the period ended September 30, 2025.

The Company's right-of-use assets also includes office leases entered into by Bitzero ND I, LLC and Bitzero ND 11, LLC. These office leases are for the North Dakota office space locations which have been leased for a period of 60 months. The lease for Bitzero ND 11, LLC was cancelled during the year ended September 30, 2024. The lease for Bitzero ND I LLC was cancelled during the year ended September 30, 2025, resulting in a loss of $113,089.

The following tables summarize the Company's right-of-use assets:

	Opening	Additions	Closing
December 31, 2025	balance	(dispositions)	balance
	$	$	$

COST		3,916,032	3,916,032.00
Mining equipment
Transformer housing and container for Exanorth
Office space for ND I
Office space for ND II
		3,916,032	3,916,032

ACCUMULATED AMORTIZATION
Mining equipment		(979,008)	(979,008)
Transformer housing and container for Exanorth
Office space for ND I
Office space for ND II
		(979,008)	(979,008)

NET BOOK VALUE
Mining equipment		2,937,024	2,937,024
Transformer housing and container for Exanorth
Office space for ND I
Office space for ND II
		2,937,024	2,937,024

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three-month periods ended December 31, 2025 and 2024

(Unaudited - Expressed in United States Dollars, unless otherwise noted)

19.	RIGHT-OF-USE ASSETS (CONT'D)

	Opening	Additions	Closing
September 30, 2025	balance	(dispositions)	balance
	$	$	$

COST
Transformer housing and container for Exanorth	2,485,297	(2,485,297)
Office space for ND I	289,133	(289,133)
Office space for ND II
	2,774,430	(2,774,430)

ACCUMULATED AMORTIZATION
Transformer housing and container for Exanorth	1,719,554	(1,719,554)
Office space for ND I	118,217	(118,217)
Office space for ND II
	1,837,771	(1,837,771)

NET BOOK VALUE
Transformer housing and container for Exanorth	765,743	(765,743)
Office space for ND I	170,916	(170,916)
Office space for ND II
	936,659	(936,659)

20.	RELATED PARTY DISCLOSURES

(a)	Key management personnel transactions

Key management includes the Company's directors, officers and any consultants with the authority and responsibility for planning, directing, and controlling the activities of an entity, directly or indirectly, and includes Chief Executive Officer, Chief Financial Officer, Chief Technical Officer. Amounts owing to related parties consists of amounts due to key management.

During the periods ended December 31, 2025 and 2024, key management personnel compensation consisted of short-term and long-term benefits and remuneration, and was classified as follows:

	For the 3 months	For the 3 months
	ended	ended
	31-Dec-25	31-Dec-24

Total compensation paid to key management	166,433	123,888
Share-based payments	7,776,463
	7,942,896	123,888

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three-month periods ended December 31, 2025 and 2024

(Unaudited - Expressed in United States Dollars, unless otherwise noted)

20.	RELATED PARTY DISCLOSURES (CONT'D)

(a)	Key management personnel transactions (cont'd)

As of December 31, 2025 and September 30, 2025, amounts due to related parties consisted of the following:

	December 31, 2025	September 30, 2025
	$	$

Balances included in accounts and other payables		95,758
Related party advances	148,800	150,794

The balances are unsecured, due on demand and bear no interest, unless otherwise disclosed.

(b)	Key management dispute

The Company filed a lawsuit against its former CEO, for employment-related matters. The former CEO has filed a countersuit for damages against the Company. The likelihood and magnitude of the amounts in dispute are not determinable as at the date of these consolidated financial statements and, as such, no provision has been recorded thereon.

(c)	Convertible debentures

On August 10, 2021, the Company obtained an unsecured convertible loan from the Company's CEO, ("CEO Loan"), in the principal amount of $1,000,000. The CEO Loan shall bear no interest prior to the maturity date. As and from the maturity date, any outstanding balance of the loan shall bear interest at an annual rate of 15% per annum, compounded semi-annually. The Company must repay the loan immediately upon the earliest of the date (the "Maturity Date") of the occurrence of the following events: (i) the Company receiving gross funds from investors participating in the Company's current round of equity financing totaling $10,000,000 or more, or (ii) the Company having public market value/capitalization on a recognized Canadian stock exchange of at least $50,000,000 or (iii) CEO ceasing to be the Chairman and CEO of the Company for any reason whatsoever, other than his voluntary resignation.

After the Maturity Date, the Company may also elect, at its sole discretion, to convert the amount of the loan in whole or in part into common shares of the Company at a price of CAD $0.40 per common share.

The Company allocated the proceeds of $1,000,000 as follows: first to liability component for $945,267, with the residual value to the equity component for $54,733. The debenture has not been converted or repaid subsequent to the period end.

During the period-ended December 31, 2025, interest expense of $57,471 (2024 - $51,002) was recorded on this balance.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three-month periods ended December 31, 2025 and 2024

(Unaudited - Expressed in United States Dollars, unless otherwise noted)

21.	BORROWINGS AND PAYABLES

(a)	Accounts and other payables

	December 31, 2025	September 30, 2025
	$	$

Trade payable	6,001,453	4,818,584
Accrued liabilities	1,594,828	2,456,989
Wages and remittances payable	47,351	34,128
Settlement amount due, current portion	1,218,679	1,222,364
Settlement amount due, non-current portion	1,276,411	1,641,501

The Company entered into a settlement agreement with a customer, for hosting services, relating to deposits received in advance amounting to $5.1 million approximately. The deposit related to increase in megawatt supply and related services. The Company has paid $500,000 in March 2025, $561,680 upon receipt of deposits from the Company's energy provider, and the remaining amount in 27 monthly installments of $150,000 until July 2027; the impact of discounting amounting to $1,252,663 (2025 - nil) is presented in statement of loss and comprehensive loss as a separate line item (see Note 22 for other terms of settlement).

The undiscounted payment schedule, discounted value, and segregation between current and non-current portions of the settlement amount are as follows:

Year	Amount
$

2026	1,650,000
2027	1,000,000
2028	590,688
Settlement value, undiscounted	3,240,688

Discount rate	20%
Settlement value, discounted	2,495,090

Current portion	1,218,679
Non-current portion	1,276,411

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three-month periods ended December 31, 2025 and 2024

(Unaudited - Expressed in United States Dollars, unless otherwise noted)

21.	BORROWINGS AND PAYABLES (CONT'D)

(b)	Lease liabilities

The Company has entered into several lease agreements in accordance with IFRS 16, Leases, pertaining to its right-of-use assets (Note 19). As of December 31, 2025, the liabilities arising from these leases were assessed as follows:

	December 31,	September 30,
	2025	2025
	$	$

Opening aggregate lease liability		2,117,539
Recognition of lease liability	3,916,032
Cancellations		(2,159,539)
Interest	53,947	72,172
Repaid during the year	(1,793,533)	(30,172)
Closing aggregate lease liability	2,176,446

Current portion
Non-current portion	2,176,446

The weighted average incremental rates during the period ended December 31, 2025 is 15% (2024 - 15%) per annum.

(c)	Senior secured loan

In June 2025, Bitzero Blockchain Inc. entered into a senior secured loan and guaranty agreement with a syndicate of lenders providing for up to $25 million in debt financing, to be advanced in two tranches. The initial tranche of $17,510,000 was approved and net proceeds of $16,190,944 were received on August 1, 2025, after deducting the original issue discount and professional fees.

The delayed draw advance of $8,245,000 was funded on November 24, 2025. The lenders were not obligated to fund the delayed draw, and the advance was subject to (i) timely delivery of a borrowing notice, (ii) total delayed draw borrowings not exceeding the available capacity, (iii) completion of due diligence, site visits and underwriting and receipt of credit approval, and (iv) the absence of any default or event of default at the time of funding.

In connection with the financing, the Company issued warrants to the lenders to purchase common shares. The warrants issued in connection with the initial tranche provide for the purchase of 4% of the Company's shares on a fully diluted basis at an exercise price of $0.10 per share. The warrants issued in connection with the delayed draw advance provide for the purchase of 1% of the Company's shares on a fully diluted basis at an exercise price of $0.10 per share. The warrants are exercisable for a period of 5 years following the completion of the reverse takeover. In December 2025, 50,000 of these warrants were exercised. The warrants issued in connection with the first and second draw were classified as equity instruments on initial recognition and are not subsequently remeasured (see Note 23(d)).

In addition, under the terms of the loan agreement, $10,245,000 of the principal loan balance is convertible into common shares at a conversion price of $4.00 per share. The conversion feature embedded in the loan is accounted for as a derivative liability and is measured at fair value through profit or loss at each reporting date.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three-month periods ended December 31, 2025 and 2024

(Unaudited - Expressed in United States Dollars, unless otherwise noted)

21.	BORROWINGS AND PAYABLES (CONT'D)

(c)	Senior secured loan (cont'd)

The loan bears interest at the greater of (i) Term SOFR plus 11% per annum and (ii) 14% per annum, payable monthly in arrears. It matures 36 months from closing, with principal amortization commencing six months after the initial funding date.

The loan agreement requires the Company to maintain, at all times, a minimum cash balance of $2,000,000 in one or more bank accounts that are subject to account control arrangements specified by the lenders. At the reporting date, the Company held $2,000,000 as cash in trust to satisfy this covenant. This amount is shown as restricted cash on the statement of financial position and is not available for general corporate purposes because its use would cause a breach of the covenant.

No portion of the required minimum balance was held in Bitcoin at the reporting date. The requirement to maintain this balance will continue for so long as the loan remains outstanding or until the covenant is amended or waived.

The loan is secured by a pledge of the $2,000,000 cash minimum in a lender controlled deposit account, account control agreements over specified deposit accounts, a blanket first priority lien on substantially all assets of the Company and certain subsidiaries, first priority pledges of 100 percent of the equity interests in Exanorth AS and Zetanorth AS, first priority fixed charges over Exanorth AS assets including a mortgage over real estate in Namsskogan, Norway, and a mortgage over North Dakota real estate owned by Bitzero ND I, LLC.

Amount
$

Balance, September 30, 2024
Proceeds	16,190,944
Interest	715,410
Accretion	45,936
Principal repayment
Interest payments	(715,410)
Balance, September 30, 2025	16,236,880
Proceeds	8,245,000
Interest	1,111,137
Accretion	1,960,839
Principal repayment	(350,000)
Interest payments	(1,111,137)
Classification of equity components	(17,703,576)
Balance, December 31, 2025	8,389,143

Current portion	1,865,524
Non-current portion	6,523,619

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three-month periods ended December 31, 2025 and 2024

(Unaudited - Expressed in United States Dollars, unless otherwise noted)

21.	BORROWINGS AND PAYABLES (CONT'D)

(c)	Senior secured loan (cont'd)

Amount
$
Loan balance, undiscounted, September 30, 2024
Additions	17,510,000
Payments
Loan balance, undiscounted, September 30, 2025	17,510,000
Delated draw	8,245,000
Payments	(350,000)
Loan balance, undiscounted, December 31, 2025	25,405,000

2026	3,622,200
2027	7,244,400
2028	14,538,400
Loan balance, undiscounted, December 31, 2025	25,405,000

(d)	Convertible promissory note

During the period ended December 31, 2025, the Company issued a subordinated convertible promissory note with a principal of $2,853,990, bearing interest at 10% per annum and maturing 18 months after issuance. At the holder's option, the note is convertible into the Company's common shares at a conversion price of $4.00 per share, based on the outstanding amount (principal and accrued interest). Interest is contractually intended to be settled via equity at maturity.

During the period ended December 31, 2025, the Company issued convertible promissory notes in the aggregate principal amount of $1,075,000, with a 36-month term, convertible into common shares at a conversion price of $4.00 per share, and bearing interest at 15% per annum. Each promissory note was issued with an associated warrant allowing the lender to acquire such number of common shares as is equal to the note's principal amount divided by the $5.00 exercise price per share.

22.	ACCOUNTS RECEIVABLE

In March 2025, Exanorth entered into a settlement agreement with a customer, as described in Note 21(a). Under this agreement, an amount of $3,064,555, corresponding to the invoiced amounts excluded VAT, was written off as a provision for settlement in fiscal 2024. As part of the terms of the settlement, Exanorth received equipment valued at $678,138 in March 2025.

The remaining balance of $831,187, relating to VAT previously charged, was recognized as a receivable as at September 30, 2024, and was fully collected by September 30, 2025.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three-month periods ended December 31, 2025 and 2024

(Unaudited - Expressed in United States Dollars, unless otherwise noted)

22.	ACCOUNTS RECEIVABLE (CONT'D)

For the year ended September 30, 2025, the Company recognized trade receivables of $993,579. Included in trade receivables was $766,857, of which $613,486 was recognized in change in provision for uncollectible receivables. The remaining balance was collected during the period ended December 31, 2025.

Amount
$

Total outstanding invoiced balance (incl. VAT)	4,149,719
Allocated to mining assets and VAT recoverable	(119,000)
Loss on settlement	(134,977)
Provision for settlement	(2,386,417)
Balance as at September 30, 2024	1,509,325
Receipt of equipment	(678,138)
Collection of VAT receivable	(831,187)
Trade receivable	993,579
Provision for uncollectible receivables	(613,486)
Balance as at September 30, 2025	380,093
Collection of VAT receivable	(380,093)
Balance as at December 31, 2025

23.	EQUITY

(a)	Authorized share capital

The Company is authorized to issue an unlimited number of common shares, with no par values.

Share issuances	Shares	Share capital
	#	$

Balance, pre-Reverse Takeover	479,522,030	113,775,486
Share consolidation ratio	0.10	1.00
Balance, post-Reverse Takeover	47,952,203	113,775,486

November 19, 2025	4,362,954	154,886
December 1, 2025	38,434	58,107
December 15, 2025	127,773	205,911
December 16, 2025	50,000	195,873
Balance, December 31, 2025	52,531,364	114,390,263

(b)	Issued and outstanding share capital

During the period ended December 31, 2025, the Company completed a brokered private placement of 375,000 units for gross proceeds of $1,500,000. Each unit comprised one common share and one common share purchase warrant, with each warrant exercisable to acquire one common share at an exercise price of $4.00 for two years from the date of issuance.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three-month periods ended December 31, 2025 and 2024

(Unaudited - Expressed in United States Dollars, unless otherwise noted)

23.	EQUITY (CONT'D)

(b)	Issued and outstanding share capital (cont'd)

Proceeds were allocated between the common shares and warrants based on their relative fair values, with $892,293 allocated to the warrant component and $607,707 allocated to share capital

During the period, the Company issued 4,522,610 common shares upon the settlement of vested RSUs for a non-cash increase in share capital of $11,453,464, representing the reclassification of amounts recognized in equity for share-based compensation. The Company also issued 175,000 common shares as a finder's fee, increasing share capital by $700,000.

In November 2025, the Company completed a go-public transaction in Canada structured as a triangular amalgamation under the Business Corporations Act (British Columbia) with WBM Capital Corp. ("WBM") and its wholly owned subsidiary, 1555476 B.C. Ltd, pursuant to an amalgamation agreement dated November 3, 2025. In connection with the transaction, the Company effected a 10-for1 consolidation of its common shares, resulting in a decrease in the number of issued and outstanding shares from 477,295,923 to 47,702,203, with no impact on total share capital.

Immediately prior to the transaction, WBM had 250,000 common shares issued and outstanding and issued an additional 4,112,954 common shares to settle indebtedness, resulting in 4,362,954 WBM common shares outstanding. Upon completion of the transaction, the consolidated share capital reflects the legal share capital of WBM.

Following the transaction, the Company issued 166,207 common shares upon the conversion of debt and 50,000 common shares upon the exercise of warrants, increasing share capital by $264,018 and $195,873, respectively.

As at December 31, 2025, the Company had 50,691,121 (2024 - 35,972,665) common shares issued and outstanding with total share capital of $110,450,642 (2024 - $87,072,937).

Details regarding the Q1 2026 shares issuances are as follows:

	Shares	Price	Proceeds	Share capital
	#	$	$	$

Subscriptions	375,000	1.62	607,500	607,707
Exercised RSUs	4,522,610	2.53	n/a	11,453,464
Advisory shares	175,000	4.00	n/a	700,000
Shares issued for services	4,362,955	0.04	n/a	154,885
Excerised convertible debt	166,207	4.00	664,828	264,018
Excerised warrants	50,000	0.10	5,000	195,873
	9,651,772		1,277,328	13,375,947

(c)	Options

The Company has a stock option plan (the "Stock Option Plan") under which the Board of Directors may grant to directors, officers, employees and technical consultants to the Company non-transferable options to purchase common shares, exercisable for periods of 3 to 5 years from the date of the grant.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three-month periods ended December 31, 2025 and 2024

(Unaudited - Expressed in United States Dollars, unless otherwise noted)

23.	EQUITY (CONT'D)

(c)	Options (cont'd)

In connection with the reverse takeover transaction completed during the period, outstanding options were adjusted to represent rights to acquire common shares of the legal parent and were further adjusted to reflect the 10-for-1 common share consolidation. Accordingly, the number of options outstanding and the related weighted-average exercise prices presented below are shown on a post-consolidated basis. Comparative information is adjusted for the consolidation for comparability.

A summary of the stock options is as follows:

	Number	Weighted-average exercise price	Amount
	#	$	$

Balance, September 30, 2024	11,063,935	0.16	2,904,388
Exercised	(1,983,602)	0.05	(695,155)
Balance, September 30, 2025	9,080,333	0.16	2,209,233
Granted, November 19, 2025	1,600,000	0.40	521,422
Balance, pre-Reverse Takeover	10,680,333	0.22	2,730,655
Share consolidation ratio	0.10		0.10
Balance, December 31, 2025	1,068,033	2.21	273,066
Exercisable	1,018,033	2.22	2,621,408

December 31, 2025 Vesting Conditions	Options outstanding	Weighted-average exercise price	Weighted-average remaining life
	#	$	$

Immediately	553,033	2.65	0.97
1/3 per year from grant date	305,000	0.50	0.35
Subsidiary reaches revenue of EUR 4 million	50,000	2.00	3.44
Date of the corporation's RTO	160,000	4.00	4.89
Outstanding, December 31, 2025	1,068,033	2.21	1.50
Exercisable, December 31, 2025	1,018,033	2.22	1.40

September 30, 2025 Vesting Conditions	Options outstanding	Weighted-average exercise price	Weighted-average remaining life
	#	$	$

Immediately	553,033	2.65	1.47
1/3 per year from grant date	305,000	0.50	0.85
Subsidiary reaches revenue of EUR 4 million	50,000	2.00	3.94
Outstanding, September 30, 2025	908,033	1.89	1.40
Exercisable, September 30, 2025	858,033	1.89	1.25

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three-month periods ended December 31, 2025 and 2024

(Unaudited - Expressed in United States Dollars, unless otherwise noted)

23.	EQUITY (CONT'D)

(c)	Options (cont'd)

The fair value of each share-based payment transaction was estimated on the date of the grant, as determined by using the Black-Scholes option pricing model with the following weighted average assumptions:

19-Nov-25

Estimated stock price at time of grant	$4.00
Exercise price of the option	$4.00
Number of period to exercise, in year	5.00
Compounded risk-free rate	2.73%
Expected volatility	115%
Dividend yield	0%

(d)	Warrants

The Company issued warrants in connection with the senior secured loan discussed in Note 21(c) and the convertible promissory notes described in Note 21(d). The warrants issued in connection with the convertible promissory notes were classified as a derivative liability and were revalued as at December 31, 2025.

In connection with the reverse takeover transaction completed during the period, outstanding warrants were adjusted to represent rights to acquire common shares of the legal parent and were further adjusted to reflect the 10-for-1 common share consolidation. Accordingly, the number of options outstanding and the related weighted-average exercise prices presented below are shown on a post-consolidated basis.

A summary of warrants is as follows:

		Weighted- average exercise
	Number	price	Amount
	#	$	$
Balance, September 30, 2025
Granted	32,934,800	0.09	11,376,391
Balance, pre-Reverse Takeover	32,934,800	0.09	11,376,391
Share consolidation ratio	0.10	0.10	1.00
Balance, post-Reverse Takeover	3,293,480	0.86	11,376,391
Exercised	(50,000)	0.10	195,873
Fair value changes			(252,132)
Balance, December 31, 2025	3,243,480	0.88	11,320,132
Exercisable	3,243,480	0.88	11,320,132

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three-month periods ended December 31, 2025 and 2024

(Unaudited - Expressed in United States Dollars, unless otherwise noted)

23.	EQUITY (CONT'D)

(d)	Warrants (cont'd)

The fair value of the warrants were estimated on the date of the grant, as determined by using the Black-Scholes option pricing model with the following weighted average assumptions:

	Warrants, Equity	Warrants, Derivative liability

Estimated stock price at time of grant	$4.00	$4.00
Exercise price of the warrant	$0.10	$5.00
Number of period to exercise, in year	5.00	3.00
Compounded risk-free rate	2.86%	3.01%
Expected volatility	115%	83%
Dividend yield	0%	0%

The fair value of the warrants classified as a derivative liability were estimated as at December 31, 2025, as determined by using the Black-Scholes option pricing model with the following weighted average assumptions:

Warrants,
Derivative liability
Stock price at reporting date	$2.35
Exercise price of the warrant	$5.00
Number of period to exercise, in year	2.77
Compounded risk-free rate	2.90%
Expected volatility	83%
Dividend yield	0%

24.	CONTINGENT LIABILITIES

In addition to the matter outlined in Note 20, the Company is involved in the following legal proceedings:

The Company filed a lawsuit against its former CEO, for employment-related matters. The Company seeks to cancel the issuance of shares and other equity instruments in the Company. The former CEO has filed a countersuit for damages against the Company. The likelihood and magnitude of the amounts in dispute are not determinable as at the date of these consolidated financial statements and, as such, no provision has been recorded thereon.

On February 7, 2024, a lawsuit was filed in North Dakota against the Company alleging breach of an unsigned employment contract, with claims totaling $1,258,567 plus interest and costs. The Company is contesting the matter, and the outcome cannot presently be determined.

On May 14, 2025, a construction lien dispute was filed in North Dakota seeking $131,545 for work performed prior to the Company's property acquisition. The claim has since been settled, pursuant to an agreement signed on October 29, 2025. For further details, refer to Note 27.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three-month periods ended December 31, 2025 and 2024

(Unaudited - Expressed in United States Dollars, unless otherwise noted)

24.	CONTINGENT LIABILITIES (CONT'D)

Management has concluded that the outcome of these proceedings, with the exception of the matter settled on October 29, 2025, cannot be determined and no provisions have been recorded.

25.	FINANCIAL INSTRUMENTS

(a)	Classes and categories of financial instruments and their fair values

The following table combines information about: (i) Classes of financial instruments based on their nature and characteristics, (ii) The carrying amounts of financial instruments, (iii) Fair values of financial instruments, and (iv) Fair value hierarchy levels of financial assets and financial liabilities for which fair value was disclosed.

Fair value hierarchy levels 1 to 3 are based on the degree to which the fair value is observable: (i) Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities, (ii) Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices), and (iii) Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Financial assets

		FVfPL-
December 31,		mandatorily		FVOCl-	Amortized
2025	Level	measured	FVOCI	designated	cost
	#	$	$	$	$
Restricted cash	N/A				2,000,000
Accounts receivable	N/A
Cash held in trust	N/A				2,336,631
Cash and cash equivalents	N/A				8,121,992
					12,458,623

		FVfPL-
September 30,		mandatorily		FVOCl-	Amortized
2025	Level	measured	FVOCI	designated	cost
	#	$	$	$	$
Restricted cash	N/A				2,000,000
Accounts receivable	N/A				380,093
Cash held in trust	N/A				2,973,500
Cash and cash equivalents	N/A				2,501,986
					7,855,579

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three-month periods ended December 31, 2025 and 2024

(Unaudited - Expressed in United States Dollars, unless otherwise noted)

25.	FINANCIAL INSTRUMENTS (CONT'D)

(a)	Classes and categories of financial instruments and their fair values (cont'd)

Financial liabilities

			FVTPL-
December 31,		FVTPL-	mandatorily	Amortized
2025	Level	designated	measured	cost
	#	$	$	$

Accounts and other payables	N/A			7,643,632
Settlement liability	N/A			2,495,090
Contingent consideration payable	Level3		1,760,547
Lease liability	N/A			2,176,446
Related party advances	N/A			148,800
Loans payable	N/A			8,389,143
Convertible debentures	N/A			1,630,463
Derivative liability	Level2			3,579,694
			1,760,547	26,063,268

			FVTPL-
September 30,		FVTPL-	mandatorily	Amortized
2025	Level	designated	measured	cost
	#	$	$	$

Accounts and other payables	N/A			7,309,701
Settlement liability	N/A			2,863,865
Contingent consideration payable	Level3		1,760,547
Lease liability	N/A
Related party advances	N/A			150,794
Loans payable	N/A			16,236,880
Convertible debentures	N/A			1,568,220
			1,760,547	28,129,460

(b)	Transfers

There were no transfers between Level 1, 2 and 3 during the current or prior period.

(c)	Financial risk management

The Company has exposure to credit risk, liquidity risk, and market risk arising from financial instruments. Management considers credit risk and market risk to be low.

Risk management framework

The Company's board of directors has overall responsibility for the establishment and oversight of the Company's risk management framework. The board of directors has established the risk management committee, which is responsible for developing and monitoring the Company's risk management policies. The committee reports regularly to the board of directors on its activities.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three-month periods ended December 31, 2025 and 2024

(Unaudited - Expressed in United States Dollars, unless otherwise noted)

25.	FINANCIAL INSTRUMENTS (CONT'D)

(c)	Financial risk management (cont'd)

Risk management framework (cont'd)

The Company's risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company's activities. The Company, through its training and management standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

The Company aims to maintain the level of its cash and cash equivalents at an amount in excess of expected cash outflows on liabilities (other than trade payables) over the next 60 days.

The Company also monitors the level of expected cash inflows on trade and other receivables, together with the expected outflows on trade and other payables.

The Company's exposure to liquidity risk is $30,380,233 as at December 31, 2025 (2024 - $29,890,007), for which the Company has cash of $10,458,623 on hand to satisfy its liabilities (2024 - $5,475,486). There have been no changes to the method for managing liquidity risk.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. In order to reduce its credit risk, the Company reviews a new customer's credit history before extending credit and conducts regular reviews of its existing customers' credit performance. Allowance for doubtful accounts of nil was recorded in the period ended December 31, 2025 (fiscal 2025 - $613,486) (see Note 22).

Cash and cash equivalents and restricted cash are held with reputable financial institutions. Counterparty exposure is monitored and considered low. Cash held in trust represents amounts held with the Company's lawyers which is restricted as per the loan agreement and are current in nature. Digital currencies are not financial assets and are outside expected credit loss measurement. Credit exposure is considered low as the Company extracts digital currencies from its mining pool on a daily basis.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three-month periods ended December 31, 2025 and 2024

(Unaudited - Expressed in United States Dollars, unless otherwise noted)

25.	FINANCIAL INSTRUMENTS (CONT'D)

(c)	Financial risk management (cont'd)

Credit risk (cont'd)

Prepaids and deposits consist of advances to vendors and refundable deposits. Counterparties are assessed and monitored, and no loss allowance has been recognized.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency rate risk, interest rate risk and other price risk. The Company is mainly exposed to interest rate and currency risk.

Foreign currency risk

The Company is exposed to foreign currency risk primarily through its operations in multiple jurisdictions and transactions denominated in currencies other than its functional currency. Foreign currency risk arises from recognized assets and liabilities, as well as future commercial transactions that are denominated in a currency different from the functional currency of the Company entities. The Company monitors its exposure to foreign currency risk on an ongoing basis and uses derivative financial instruments, such as forward exchange contracts, to hedge significant foreign currency exposures when considered appropriate and as when required. The effectiveness of these hedging instruments is assessed regularly. However, the Company does not hedge all of its foreign currency exposures, and fluctuations in exchange rates could have a material impact on the Company's financial performance and position.

Interest rate risk

The Company's exposure to interest rate risk arises primarily from its variable-rate borrowings and lease liabilities. Changes in market interest rates can affect the Company's interest expense and the value of its financial liabilities. To manage interest rate risk, the Company may enter into interest rate swap agreements to convert variable-rate debt into fixed-rate debt, thereby reducing exposure to fluctuations in interest rates. Management regularly reviews the interest rate exposure and considers the potential impact of interest rate movements on its financial performance. However, there can be no assurance that these measures will fully mitigate the impact of interest rate fluctuations.

Digital currency risk

The Company is exposed to digital currency risk due to its holdings and transactions in cryptocurrencies. Digital currency risk arises from the volatility in the market prices of cryptocurrencies, which can fluctuate significantly due to various factors, including market demand, regulatory developments, and macroeconomic trends.

The Company manages its digital currency risk by monitoring market conditions and may engage in hedging activities, such as entering into derivative contracts, to mitigate the impact of adverse price movements. However, given the inherent volatility and the relatively nascent nature of digital currency markets, there remains a significant risk that the value of the Company's digital assets could experience substantial fluctuations, which could materially affect the Company's financial performance and position.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three-month periods ended December 31, 2025 and 2024

(Unaudited - Expressed in United States Dollars, unless otherwise noted)

25.	FINANCIAL INSTRUMENTS (CONT'D)

(c)	Financial risk management (cont'd)

Custody risk

The Company mines digital assets through a pool and transfers rewards from the pool to Company-controlled private wallets on a daily basis, and safeguards these holdings through a tiered wallet structure. Transactions are subject to segregation of duties and role-based approvals. Private keys are generated in controlled environments with encrypted, geographically separated backups and periodically refreshed. The Company does not use a third-party custodian to hold digital assets and exposure to the pool is minimized through daily withdrawals and monitoring. Wallet activity is reconciled and reviewed by management.

Loss of access risk

The loss of access to the private keys associated with the Company's Bitcoin holdings may be irreversible and could adversely affect an investment. An amount of Bitcoin is spendable only by whoever possesses the private key associated with the address on which the Bitcoin is held. To the extent a private key is lost, destroyed, or otherwise compromised, and no backup is accessible, the Company may be unable to access the associated Bitcoin. To mitigate this, the wallets are designed such that no single key, device, or individual is critical, encrypted back-ups and/or key-share arrangements are maintained in secure locations to enable controlled recovery.

Management reviews recoverability regularly. As of December 31, 2025, 17.71 Bitcoin equivalent to $1,474,415 is held in private wallets (September 30, 2025- 7.61 Bitcoin equivalent to $753,211 )(Note 12).

26.	CAPITAL MANAGEMENT

The Company defines capital as its equity. The Company's objective when managing capital is: (i) to safeguard the ability to continue as a going concern so that it can continue to provide returns to shareholders and benefits to other stakeholders; and (ii) to provide an adequate return to shareholders by obtaining an appropriate amount of financing commensurate with the level of risk. The Company sets the amount of capital in proportion to the risk. The Company manages its capital structure and adjusts in light of the changes in economic conditions and the characteristic risk of underlying assets.

To maintain or adjust the capital structure, the Company may repurchase shares, return capital to shareholders, issue new shares, or sell assets to reduce debt. The Company is not subject to any externally imposed capital requirements. The Company's objective is met by retaining adequate liquidity to provide for the possibility that cash flows from assets will not be sufficient to meet operational, investing, and financing requirements. There have been no changes to the Company's capital management policies during the periods ended December 31, 2025 and 2024.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three-month periods ended December 31, 2025 and 2024

(Unaudited - Expressed in United States Dollars, unless otherwise noted)

27.	SUBSEQUENT EVENTS

(a)	Conversion of convertible promissory notes

In January 2026, a portion of the convertible notes described in Note 21(d) was converted into equity, resulting in the issuance of 51,971 common shares at a conversion price of $4.00 per share.

(b)	Exercise of RSUs

On January 19, 2026, restricted share units vested and were settled through the issuance of 400,000 common shares.

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